EXHIBIT 1

FOR IMMEDIATE RELEASE

Suncor Energy delivers on strategy to build shareholder value
Reports third consecutive year of record earnings

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this release are not prescribed by generally accepted accounting principles (GAAP).  For a description of these measures, see “Non GAAP Financial Measures” below.

Calgary, Alberta (January 29, 2004) – Suncor Energy Inc. today announced record 2003 earnings, breaking the billion dollar mark for the first time on the strength of increased production and higher commodity prices. Net earnings in 2003 increased 42% to $1.08 billion ($2.43 per common share) from $761 million ($1.64 per common share) in 2002. Excluding the effects of unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt, 2003 net earnings were $947 million. Cash flow from operations in 2003 increased 45% to a record $2.08 billion from $1.44 billion in 2002.

“This year was all about advancing the Suncor strategy of building long-term shareholder value through cost management and prudent capital investment,” said President and Chief Executive Officer Rick George. “Suncor set four key priorities for 2003. We met or exceeded our targets for increasing production, controlling cash operating costs and managing debt to maintain a strong balance sheet. And we made important strides in building for the future, reaching new project milestones and adding new strategic assets.”

Suncor’s oil sands production averaged 216,600 barrels of oil per day (bpd), up from 205,800 bpd in 2002. Natural gas production increased to 187 million cubic feet per day (mmcf/d) in 2003 from 179 mmcf/d in 2002, providing a continuing price hedge against Suncor’s internal consumption in a high commodity price environment. Suncor is targeting 2004 production of 225,000 to 230,000 bpd from its oil sands operations and 190 to 195 mmcf/d of natural gas from conventional production.

Cash operating costs at Suncor’s oil sands operation averaged $11.50 per barrel in 2003, within the target range of $11.25 to $11.75 per barrel. Cash operating costs in 2003 were higher than the $11.10 per barrel average in 2002 primarily due to the higher price of natural gas. “We will continue to focus on the factors we can control, with a cash cost target in the range of $10.75 to $11.75 per barrel in 2004,” said George.

The acquisition in August 2003 of refining assets in Denver, Colorado is expected to provide improved market access for the company’s oil sands production into the U.S.A. During 2003, refining margins averaged 5.9 cents per litre (cpl) for the new U.S. operations and 6.5 cpl for Canadian operations. Retail gasoline margins averaged 5.6 cpl for U.S. operations and 6.6 cpl for Canadian operations.

Subsequent to the end of 2003, Suncor began upgrading bitumen from the first phase of the Firebag in-situ oil sands development – a key milestone in the company’s plans to increase oil production to more than half a million bpd in the 2010 to 2012 time frame. Firebag phase one is expected to reach full production capacity of 35,000 bpd of bitumen production in mid-2005.

While investing for growth, Suncor also set a target of reducing debt by a cumulative $700 million over 2002 and 2003.  At December 31, 2003, the company’s net debt (including cash and cash equivalents) was $2.09 billion, a reduction of more than $1 billion from year-end 2001 levels. Approximately $890 million of the debt reduction was from cash flow, with the balance of the reduction attributable to unrealized foreign exchange gains.

“Aggressively paying down debt while commodity prices were high puts Suncor in a stronger position for any downturn in the crude price cycle,” said George.

Fourth Quarter, 2003

Suncor’s net earnings for the fourth quarter of 2003 were $300 million ($0.67 per common share), compared to $258 million ($0.56 per common share) in the fourth quarter of 2002. Excluding the effects of unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt, fourth quarter net earnings were $261 million. Cash flow from operations for the fourth quarter was $526 million, compared with $460 million during the same period of 2002.

Oil sands production in the fourth quarter of 2003 averaged 235,200 bpd, compared to 227,600 bpd in the fourth quarter of 2002. A planned nine-day maintenance shutdown on one of two sets of hydrotreaters and an unscheduled seven-day outage of one of the plant’s two hydrogen plants did not impact total production. The hydrotreater outages did, however, reduce the proportion of higher value sweet crude and diesel fuel in Suncor’s sales mix to 64% from the company’s forecast of 66%. Cash operating costs averaged $11.05 per barrel in the fourth quarter of 2003, compared to the targeted range of $10.50 to $11.00 per barrel.

Natural gas production averaged 194 mmcf/d in the fourth quarter of 2003, compared to 182 mmcf/d in the fourth quarter of 2002.

In the downstream, refining margins averaged 4.6 cpl for U.S. operations and 7.0 cpl for Canadian operations. Retail gasoline margins averaged 4.8 cpl for U.S. operations and 6.3 cpl for Canadian operations.

Outlook for 2004

Going into 2004, Suncor will continue to focus on increasing production and managing oil sands operating costs, while building its strategic and financial foundation for future growth.

“Suncor will continue our proven strategy of staged resource development, expanding upgrading capacity and improving market access,” said George. “It’s a strategy that has provided strong returns to shareholders while we’ve continued to make significant investments in developing the oil sands.”

Suncor’s Outlook provides management’s targets for 2004 in certain key areas of the company’s business.

Oil Sands

Production*	225,000 to 230,000 bpd
• light sweet	53%
• diesel	13%
• light sour/bitumen	34%

Realization on crude basket	West Texas Intermediate @ Cushing less Cdn $3.00 to $4.00 per barrel

Cash operating costs**	$10.75 to $11.75 per barrel

Natural Gas

Natural gas production	190 to 195 mmcf/d
Crude oil and natural gas liquids	3,300 bpd

*Oil Sands production targets do not reflect bitumen production from Firebag in-situ operations.  Start-up of in-situ operations will occur throughout 2004 with full production expected mid 2005. It is not possible to accurately predict production during the start-up period.

**Cash operating cost outlook assumes a price of US$5.50 per thousand cubic feet of natural gas at Henry Hub.

Factors that could potentially impact Suncor’s financial performance and targets established in the 2004 Outlook include:

•                  Ongoing volatility in Canadian/U.S. currency exchange rates.

•                  Ongoing volatility in global crude oil markets and North American natural gas and synthetic crude oil markets. The impact of additional synthetic crude oil supply periodically introduced to North American markets may also impact Suncor’s realization on its crude oil sales basket.

•                  Extreme cold weather in winter months at the oil sands operation can negatively impact bitumen production, natural gas consumption and transportation of products.

•                  Ongoing variability in refining and retail margins. Refining margins are currently between 7.6 cpl and 7.9 cpl for Canadian operations and 2.7 cpl and 3.0 cpl for U.S. operations. Retail gasoline margins are currently between 5.8 cpl and 6.1 cpl for Canadian operations and 3.4 cpl and 3.7 cpl for U.S. operations.

•                  Unscheduled maintenance shutdowns at upgrading, processing and refining operations can increase costs and impact production and sales. Scheduled maintenance at the Sarnia and Denver refineries in the second quarter, expected to shut down portions of those plants, has been factored into annual targets.

•                  Impacts of labour negotiations. Suncor directly or indirectly employs workers who belong to trade unions or employee associations. Work disruptions have the potential to adversely affect operations and growth projects. Suncor has signed a Memorandum of Settlement to renew the collective agreement with the Communications, Energy and Paperworkers Union,

Local 707. These negotiations involve 1,532 bargaining unit employees at Oil Sands. The current agreement expires May 1, 2004.

•                  Oil sands royalties. Crown royalties in effect for oil sands operations require payments to the Government of Alberta, based on net revenues (R) less allowable costs (C), including the deduction of capital expenditures (the 25% R-C royalty), subject to a minimum payment of 1% of gross revenues before hedging activities. Suncor is currently in discussions with the government on several interrelated aspects of the company’s oil sands royalty structure. These discussions include finalizing the terms of Suncor’s option to transition to the generic bitumen-based royalty regime in 2009, which could include a reduction in allowable costs for royalty purposes. Discussions also include the royalty treatment of Suncor’s Firebag in-situ operations. The government currently classifies Firebag as a separate project from Suncor’s existing operations. Suncor believes Firebag is an expansion of its existing operations. Classification of Firebag as a separate project would result in a timing difference in royalty payments, whereby higher royalties would be payable in earlier years and lower royalties would be payable thereafter.

Absolute royalties payable for a particular period are impossible to accurately predict as they are highly sensitive to, among other factors, crude oil price, foreign exchange rates and capital and operating costs. In 2003, Suncor paid royalties of $33 million, reflecting the minimum payment of 1% of gross revenues before hedging activities.

If Firebag is treated as a separate project, at just over US$26 per barrel WTI, the 25% R-C royalty formula would exceed the 1% of gross revenues minimum and royalties of $28 million would become payable during 2004, based on the following assumptions:  a natural gas price of US$5.50 per thousand cubic feet at Henry Hub, a light/heavy oil differential to U.S. Gulf Coast of US$8 per barrel and Cdn$/US$ exchange rate of 0.78. Calculations use operating and capital cost assumptions included in the company’s current budget and long range plan. These calculations are not estimates, forecasts or predictions of actual future events or circumstances.

Using these same assumptions, for every US$1 per barrel increase in WTI, Suncor’s royalty payments would increase by approximately $25 million.

Further, under the assumptions, the 25% R-C royalty would continue to apply to existing oil sands operations, other than Firebag, in future years. After 2009, however, the royalty would be based on bitumen value if Suncor exercised its option to transition to the generic royalty regime.

The royalty provisions do not impact Suncor’s expectations for income taxes. At US$33 per barrel WTI, based on prior years’ investment levels, planned future investment plans and the other assumptions stated, Suncor would not expect its oil sands operations to be cash taxable until well into the next decade.

Net Earnings Components

($ millions)

This table explains some of the factors impacting Suncor’s net earnings. For comparability purposes readers should rely on the reported net earnings that are presented in the company’s Consolidated Financial Statements in accordance with Canadian GAAP.

	3 months ended Dec 31, 2003	3 months ended Dec 31, 2002	Year ended Dec 31, 2003	Year ended Dec 31, 2002

Net earnings before the following items	274	256	1 047	708

Sale of retail natural gas marketing business	—	—	—	35

Impact of income tax rate changes	(13)	—	(100)	10

Foreign exchange gains on U.S. dollar denominated long-term debt	39	2	137	8

Net earnings as reported	300	258	1 084	761

Net earnings attributable to common shareholders as reported	300	251	1 094	734

Non GAAP Financial Measures

Suncor includes cash operating cost per barrel data and cash flow from operations data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Cash flow from operations is expressed before changes in non-cash working capital. A reconciliation of net earnings to cash flow from operations is provided in the Schedules of Segmented Data, which are an integral part of Suncor’s December 31, 2003 interim financial statements available at www.suncor.com or by calling (403) 205-6963.

The following table outlines the reconciliation of Oil Sands operating costs to expenses included in the schedules of segmented data in the company’s financial statements.

	3 months ended December 31				Year ended December 31
	2003		2002		2003		2002
	$ millions	$ /barrel	$ millions	$ /barrel	$ millions	$ /barrel	$ millions	$ /barrel

Operating, selling and general expenses	254		211		890		806
Less: natural gas costs and inventory changes	(55)		(44)		(176)		(116)
Taxes other than income taxes	6		6		24		23

Cash costs	205	9.45	173	8.30	738	9.30	713	9.50
Natural gas	34	1.60	37	1.75	169	2.15	119	1.55
Imported bitumen (net of other reported product purchases)	—	—	3	0.15	4	0.05	3	0.05

Cash operating costs	239	11.05	213	10.20	911	11.50	835	11.10
Depreciation, depletion and amortization	115	5.30	127	6.05	451	5.70	450	6.00

Total operating costs	354	16.35	340	16.25	1 362	17.20	1 285	17.10

Production (thousands of barrels per day)	235.2		227.6		216.6		205.8

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include pipeline and refining operations in Colorado and Wyoming and retail sales in the Denver area under the Phillips 66 brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.

Legal Notice – Forward-looking Information

This news release contains certain forward-looking statements that are based on Suncor’s current expectations, estimates, projections and assumptions made in light of its experience and its perception of historical trends. The forward-looking statements speak only as of the date hereof and Suncor undertakes no duty to update these statements to reflect subsequent changes in assumptions (or the trends or factors underlying them) or actual events or experience.

All statements that address expectations or projections about the future, including statements about Suncor’s strategy for growth, expected and future production volumes, operating and financial results, are forward-looking statements.  Some of the forward-looking statements may be identified by words like  “targeting”, “build”, “expected,” “plan” and similar expressions. These statements are not guarantees of future performance as they are based on current facts and assumptions and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor.

Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements as a result of known and unknown risks, uncertainties and other factors, such as changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor’s products; fluctuations in commodity prices; fluctuations in currency exchange rates; Suncor’s ability to respond to changing markets and access capital markets; the ability of Suncor to receive timely regulatory approvals; the successful and timely implementation of its growth projects including Firebag in-situ operations and Voyageur; the integrity and reliability of Suncor’s capital assets; the cumulative impact of other resource development projects; Suncor’s ability to comply with current and future environmental laws; the accuracy of Suncor’s production estimates and production levels and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations, joint venture partners, suppliers and customers; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; actions by governmental authorities including increasing taxes or royalties, changes in environmental and other regulations;  the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor.  See Suncor’s current Annual Information Form, Annual Report and Quarterly Reports to Shareholders and other documents Suncor files with securities regulatory authorities, for further details.

Media & Investor Inquiries:

John Rogers, vice president, Investor Relations

(403) 269-8670

Fourth quarter financial statements (unaudited) can be obtained at www.suncor.com or by calling (403) 205-6963.